EXHIBIT 99.1

Press Release Dated April 1, 2010

Suncor Energy completes maintenance at oil sands upgrader

News Release

FOR IMMEDIATE RELEASE

Suncor Energy completes maintenance at oil sands upgrader

Calgary, Alberta (April 1, 2010) – Suncor Energy Inc. reports today that it has completed maintenance work at its oil sands upgrading facilities and production has now returned to full rates.

The maintenance work involved repairs following a fire in February at one of two oil sands upgraders (U1) operated by Suncor near Fort McMurray, Alberta.

Oil sands production during the repair period in March averaged approximately 245,000 barrels per day (bpd). Year-to-date oil sands production at the end of March averaged approximately 202,000 bpd.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

On a monthly basis, Suncor reports production numbers from its oil sands operation in order to provide stakeholders with a more timely review of operational performance. These numbers are preliminary and subject to adjustment. Monthly totals may differ from the year-to-date total due to rounding, the impact of sales and changes in inventory. Production volumes will be confirmed when Suncor’s first quarter results are released.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand – a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com